SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Press release dated February 26, 2016 titled “Telecom Argentina S.A. announces Board of Directors’ approval of Annual Report and Financial Statements for the Fiscal Year ended on December 31, 2015”

For immediate release

Market Cap: P$ 55.5 billion

February 26, 2016

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54 11) 4968-3743/3752

Telecom Argentina S.A.

announces Board of Directors´ approval of Annual Report and

Financial Statements for the Fiscal Year ended on December 31,

2015

Buenos Aires, February 26, 2016 - Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) (BASE: TECO2, NYSE: TEO), one of Argentina’s leading telecommunications groups, announced that the Board of Directors approved in its meeting held today, the local Annual Report (that includes the Corporate Governance Compliance Report), the Operating and Financial Review and Prospects, the Financial Statements and other relevant documents that corresponds to the Fiscal Year ended December 31, 2015.

Furthermore, the information contained in the press release dated February 10th, 2016, related to the ‘Consolidated Preliminary Results for the Fiscal Year 2015’ has not evidenced any change.

Recent Relevant Matters

Moreover, in such Meeting the Board resolved to submit to the Shareholders’ Meeting the following proposal related to Retained Earnings of Fiscal Year ended December 31, 2015:

Pesos
Retained Earnings as of December 31, 2015	3,402,938,820
To Reserve for Future Cash Dividends	(3,402,938,820)
To New Fiscal Year	-

In addition, the Board proposed that the Shareholders’ Meeting delegates powers to the Board of Directors to determine the allocation in one or more instances, of an amount of up to P$ 1,300 million of the ‘Reserve for Future Cash Dividends’ for its distribution to the shareholders as cash dividends, depending on the performance of the business.

****

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Ownership Structure

Nortel Inversora S.A. (´Nortel´), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s issued common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of February 26, 2016, Telecom continued to have 984,380,978 shares issued and 969,159,605 shares outstanding.

For more information, please contact Investor Relations:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Luis F. Rial Ubago (5411) 4968 3718	Ruth Fuhrmann (5411) 4968 4448	Antonella Papaleo (5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

Consolidated Balance Sheet and Consolidated Income Statement are attached.

****

Oscar Carlos Cristianci

Chairman

TELECOM ARGENTINA S.A.

Consolidated information

Fiscal Year 2015

(In million of Argentine pesos)

Consolidated Balance Sheet
	12/31/15	12/31/14	Δ $	Δ %
Cash and cash equivalents	870	825	45	5.5%
Investments	1,430	53	1,377	-
Trade receivables	5,663	4,124	1,539	37.3%
Other Receivables	1,336	670	666	99.4%
Inventories	2,193	721	1,472	204.2%
Total current assets	11,492	6,393	5,099	79.8%
Financial Investments	332	300	32	10.7%
Trade receivables	481	143	338	-
Property, plant and equipment	17,963	13,809	4,154	30.1%
Intangible assets	7,659	5,331	2,328	43.7%
Other Receivables	538	341	197	57.8%
Total non-current assets	26,973	19,924	7,049	35.4%
Total Assets	38,465	26,317	12,148	46.2%
Trade payables	9,873	6,072	3,801	62.6%
Deferred revenues	477	507	(30)	-5.9%
Financial debt	3,451	179	3,272	-
Salaries and social security payables	1,261	1,022	239	23.4%
Income tax payables	439	247	192	77.7%
Other taxes payables	1,153	824	329	39.9%
Other liabilities	53	47	6	12.8%
Provisions	207	199	8	4.0%
Total current liabilities	16,914	9,097	7,817	85.9%
Trade payables	52	-	52	-
Deferred revenues	457	465	(8)	-1.7%
Financial debt	1,449	254	1,195	-
Salaries and social security payables	157	150	7	4.7%
Deferred income tax liabilities	550	417	133	31.9%
Income tax payables	10	9	1	11.1%
Other liabilities	101	76	25	32.9%
Provisions	1,165	1,080	85	7.9%
Total non-current liabilities	3,941	2,451	1,490	60.8%
TOTAL LIABILITIES	20,855	11,548	9,307	80.6%

Equity attributable to Telecom Argentina (Controlling Company)	17,194	14,418	2,776	19.3%
Non-controlling interest	416	351	65	18.5%
TOTAL EQUITY	17,610	14,769	2,841	19.2%
TOTAL LIABILITIES AND EQUITY	38,465	26,317	12,148	46.2%

TELECOM ARGENTINA S.A.

Consolidated information

Fiscal Year 2015

(In million of Argentine pesos)

Consolidated Income Statements
	12/31/15	12/31/14	Δ$	Δ%
Revenues	40,496	33,341	7,155	21.5%
Other income	44	47	(3)	-6.4%
Total Revenues & Other Income	40,540	33,388	7,152	21.4%
Employee benefit expenses and severance payments	(7,253)	(5,591)	(1,662)	29.7%
Interconnection costs and other telecommunication charges	(2,170)	(2,074)	(96)	4.6%
Fees for services, maintenance, materials and supplies	(3,919)	(3,333)	(586)	17.6%
Taxes and fees with the Regulatory Authority	(3,943)	(3,297)	(646)	19.6%
Commissions	(3,193)	(2,494)	(699)	28.0%
Cost of equipments and handsets	(4,595)	(4,143)	(452)	10.9%
Advertising	(814)	(792)	(22)	2.8%
Cost of Value Added Services	(1,256)	(936)	(320)	34.2%
Provisions	(113)	(84)	(29)	34.5%
Bad debt expenses	(564)	(424)	(140)	33.0%
Other operating expenses	(1,854)	(1,518)	(336)	22.1%
Subtotal Operating costs	(29,674)	(24,686)	(4,988)	20.2%
Operating income before D&A	10,866	8,702	2,164	24.9%
D&A	(4,438)	(3,243)	(1,195)	36.8%
Results on disposal of PP&E and write-down of PP&E	(199)	(16)	(183)	-
Operating income	6,229	5,443	786	14.4%
Finance Income	1,107	1,320	(213)	-16.1%
Finance Expenses	(2,209)	(1,067)	(1,142)	107.0%
Net income before income tax expense	5,127	5,696	(569)	-10.0%
Income tax expense	(1,692)	(1,967)	275	-14.0%
Net Income	3,435	3,729	(294)	-7.9%

Attributable to:
Telecom Argentina (Controlling Company)	3,403	3,673	(270)	-7.4%
Non-controlling interest	32	56	(24)	-42.9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: February 26, 2016	By:	/s/ Oscar Carlos Cristianci
Name: Oscar Carlos Cristianci
Title: Chairman of the Board of Directors